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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 3 2003
WASH. D.C.
165

SEC FILE NUMBER
8- 32140

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/02   AND ENDING   12/31/02
                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Public Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

300 N. Argonne Rd., Inc.
(No. and Street)

Spokane, WA 99212
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William F. Ross   (509) 892-5590
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams & Webster, P.S.
(Name – *if individual, state last, first, middle name*)

601 W. Riverside, Suite 1940   Spokane, WA   99201
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

MAR 2 1 2003

OATH OR AFFIRMATION

I, ____William F. Ross_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____Public Securities, Inc._____ , as

of ____December 31_____ , 20 02 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(signature)
Signature

(title)
Title

(notary signature)
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2002

WILLIAMS & WEBSTER PS
Certified Public Accountants
Bank of America Financial Center
W 601 Riverside, Suite 1940
Spokane, WA 99201
(509) 838-5111

PUBLIC SECURITIES, INC.

December 31, 2002

TABLE OF CONTENTS



Williams & Webster, P.S.

Certified Public Accountants & Business Consultants

Bank of America Financial Center ♦ 601 W. Riverside, Suite 1940 ♦ Spokane, WA 99201-0611
509-838-5111 Fax: 509-838-5114 ♦ E-mail: wwpcpas@williams-webster.com

Board of Directors
Public Securities, Inc.
Spokane, Washington

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Public Securities, Inc. as of December 31, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Public Securities, Inc. as of December 31, 2002 and the results of operations, stockholder's equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note 5, the Company has been under regulatory reviews concerning the reporting of revenue. It is not possible to predict at this time the full extent of the Company's liabilities, if any, arising from these reviews.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 11 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
February 18, 2003

PUBLIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

CURRENT ASSETS

Cash on hand and in bank	$	112,432
Securities owned, marketable at market value		276,955
Receivables from clearing broker		64,986
Receivables from brokers		12,811
Tax refund receivable		36,666
Prepaid expenses		4,550
TOTAL CURRENT ASSETS		508,400

PROPERTY & EQUIPMENT

Property and equipment	60,116
Accumulated depreciation	(41,704)
TOTAL PROPERTY & EQUIPMENT	18,412

OTHER ASSETS

Other investments	3,300
Deposits	200
TOTAL OTHER ASSETS	3,500

TOTAL ASSETS	$	530,312

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable	$	22,535
Securities sold, but not yet purchased, at cost		1,582
Deferred tax liability		3,913
Accrued expenses and taxes payable		30,563
TOTAL CURRENT LIABILITIES		58,593

COMMITMENTS AND CONTINGENCIES	90,000

STOCKHOLDER'S EQUITY

Preferred stock, 100,000 shares authorized; $1.00 par; no shares issued and outstanding	-
Common stock, 10,000 shares authorized; $1.00 par; 3,794 shares issued and outstanding	3,794
Additional paid-in capital	219,497
Retained earnings	158,428
TOTAL STOCKHOLDER'S EQUITY	381,719

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	530,312

PUBLIC SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2002

REVENUES		
Commissions	$	227,839
Other trading income		738,438
Interest and dividend income		9,592
Unrealized losses on securities		(49,567)
TOTAL REVENUES		926,302
EXPENSES		
Regulatory fees and expenses		18,972
Employee compensation		125,871
Depreciation		10,605
Commission expense		788,141
Other operating expenses		140,436
TOTAL EXPENSES		1,084,025
LOSS BEFORE CORPORATE INCOME TAXES		(157,723)
Income tax benefit		32,581
NET LOSS	$	(125,142)

PUBLIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2002

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2002	$ 3,794	$ -	$ 234,497	$ 283,570	$ 521,861
Withdrawn capital in accordance with NASD regulation	-	-	(15,000)	-	(15,000)
Net loss for the year ended December 31, 2002	-	-	-	(125,142)	(125,142)
Balance, December 31, 2002	$ 3,794	$ -	$ 219,497	$ 158,428	$ 381,719

PUBLIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(125,142)
Adjustments to reconcile net loss to cash flows provided from operating activities:		
Depreciation		10,605
Contingent liabilities		55,000
(Increase) decrease in assets:		
Decrease in securities owned, marketable at market		145,321
Increase in receivables from clearing broker		(27,925)
Decrease in brokers receivables		23,482
Increase in prepaids		(3,300)
Increase in tax refund receivable		(36,666)
Decrease in other assets		12,500
Increase (decrease) in liabilities:		
Increase in accounts payable		5,376
Increase in accrued expenses		17,863
Decrease in accrued income taxes		(6,124)
Increase in stock sold, but not yet purchased		734
Decrease in deferred tax liabilities		(628)
NET CASH PROVIDED BY OPERATING ACTIVITIES		71,096

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of equipment		(5,644)
NET CASH USED BY INVESTING ACTIVITIES		(5,644)

CASH FLOWS FROM FINANCING ACTIVITIES

Withdrawal of capital		(15,000)
Payment of overdraft to Larkin cash account		(1,203)
NET CASH USED BY FINANCING ACTIVITIES		(16,203)
NET INCREASE IN CASH		49,249
Cash at beginning of year		63,183
Cash at end of year	$	112,432

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Income tax paid	$	2,791
Interest paid	$	-

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Public Securities, Inc. operates as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis. The Company is closely held and is located in Spokane, Washington. The Company makes markets for some currently emerging stocks and original issues, on both the wholesale and retail investment markets, and as such is open to some credit and market risks in the changing valuation of these issues.

Accounting Methods
The Company's financial statements are prepared using the accrual method of accounting.

Revenue Recognition and Related Expenses
The Company recognizes income from trades made and investing activities, including its portion of any shared commissions. All securities representatives of the broker-dealer are independent. Total commission expense recorded in 2002 was $788,141, which totals all commissions paid to the securities representatives.

Fair Value of Financial Instruments
The Company's financial instruments as defined by Statement of Financial Accounting Standard No. 107, (hereinafter SFAS No. 107) "Disclosures about Fair Value of Financial Instruments," include cash, advances to affiliate, trade accounts receivable, investment in securities available-for-sale, restricted cash, accounts payable and accrued expenses and short-term borrowings. All instruments other than the investment in securities available-for-sale are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2002. Investment in securities available-for-sale is recorded at fair value at December 31, 2002.

Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less that are available to meet the cash needs of the Company.

Furniture and Equipment
Furniture and equipment was expensed in the year acquired and was immaterial in amount prior to 1996. Beginning in 1996, the Company capitalized furniture and began depreciating it over useful lives of five to seven years using an accelerated method of depreciation. Depreciation for the current year is $10,605.

Impaired Asset Policy
In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (hereinafter SFAS No. 144). SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This new standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations. SFAS No. 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. This statement is effective beginning for fiscal years after December 15, 2001, with earlier application encouraged. The Company adopted SFAS No. 144 and believes that the adoption has had no material impact on the financial statements of the Company at December 31, 2002.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Compensated Absences
Employees of the Company are not entitled to paid vacation, and vacation pay when granted is charged to current operations. If the amount were estimatible, it would not be currently recognized as the amount would be deemed immaterial.

Income Taxes
Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standard No. 109 (hereinafter SFAS No. 109) "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset. The Company has a book and tax difference relating to depreciation.

The loss from operations for the year ending December 31, 2002 of $157,723 is carried back to the Company's prior years beginning in 1997 through 2000. The Company had a net operating loss for income tax purposes resulting in a tax refund of $28,620. The Company also made tax payments of $5,791, which will be refunded as well.

The Company's effective income tax rate is materially the expected federal statutory rate applied to net income after adjustments for non-deductible expenses for tax purposes. The benefit for federal income tax consists of the following:

Current tax benefit	$ 31,953
Deferred tax liability	628
	$ 32,581

The deferred tax liability is the difference in depreciation between financial reporting and tax reporting. The deferred tax liability is calculated at the marginal tax rate of 34%.

Derivative Instruments
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," (hereinafter SFAS No. 133) as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which is effective for the Company as of January 1, 2001. These standards establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued

Derivative Instruments (Continued)
If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At December 31, 2002, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Securities Transactions
Related brokerage commissions are recorded on a trade date basis. The Company's securities transactions are settled by a clearing broker. The Company receives a predetermined percentage of commissions collected by its clearing broker and recognizes this amount as brokerage commissions. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Company's board of directors. The resulting difference between cost and market (or fair value) is included in income.

Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Servicing of Financial Assets
In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (hereinafter SFAS No. 140). This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities and also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000, and is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of this standard has not had a material effect on the Company's results of operations or financial position.

PUBLIC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued

Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 145, "Rescission of SFAS Statements No. 44, 4 and 64, Amendment of SFAS Statement No. 13, and Technical Corrections" (hereinafter SFAS No. 145), which updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 4, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related tax effect was rescinded. As a result, SFAS No. 64, which amended SFAS No. 4, was rescinded, as it was no longer necessary. SFAS No. 44, Accounting for intangible Assets of Motor Carriers, established the accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Since the transition has been completed, SFAS No. 44 is no longer necessary and has been rescinded. SFAS No. 145 amended SFAS No. 13 to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company adopted SFAS No. 145 and the adoption had no material effect on the financial statements of the Company at December 31, 2002.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 1,500 percent (15 to 1). At December 31, 2002, the Company had net capital of $267,220 which is $93,220 in excess of the net capital requirement of $174,000. The Company's net capital ratio was 55% percent. The Company is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customers' securities.

NOTE 3 – CAPITAL STOCK, CONTRIBUTED CAPITAL

The authorized, issued and outstanding shares of capital stock at December 31, 2002 are as follows:

Common stock: 10,000 shares authorized; $1 par value; 3,794 shares issued and outstanding.

Preferred stock: 100,000 shares authorized; $1 par value; no shares issued and outstanding. Dividends are one percent per month and ten percent of net profits of the corporation, cumulative. The preferred stock is callable at 105 percent of face after one year, or at the election of the Company, any year thereafter.

Included in additional paid-in capital at December 31, 2002 is a withdrawal of $15,000 of capital by the Company's sole shareholder which was withdrawn in October 2002. The Company's sole shareholder made a capital contribution in August 2001 of $129,760 to maintain the Company's NASD net capital requirements. NASD regulation required the previously contributed capital be maintained in the Company's additional paid-in capital for a period of one year. The Company complied with this requirement.

NOTE 4 – LEASE AND RENTAL AGREEMENTS AND COMMITMENTS

The Company renewed its lease for two years in 2000 for office space at $2,554 per month. The lease expired on August 31, 2002 and has yet to be formally renewed. Total payments in 2002 under this lease were $30,648.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company's clearing broker extends credit to customers introduced to it by the Company. The Company is contingently liable for any customer trading account deficits with the clearing broker that the customer does not satisfy. The clearing broker and the Company seek to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The clearing broker and the Company also seek to control counterparty credit risk through the use of credit approvals, credit limits and collateral requirements.

The Company is further exposed to credit risk for receivables from the clearing broker when the Company is operating. Such credit risk is generally limited to the amount of the prior month's commissions receivable from the clearing broker.

The Washington State Department of Revenue is currently examining the Company's method of reporting revenue for a multi-year period. Although the related prospective tax assessments could be material, the Company has retained legal representation and is disputing the claims made which, with penalties and interest, would exceed $150,000. It is not possible to predict the Company's liabilities, if any, arising from these examinations, however, management has elected to record a liability of $90,000 towards this contingency.

NOTE 6 – RETIREMENT ACCOUNTS

The Company provides a simplified employee pension plan that covers all employees who are at least 27 years of age and who have been employed by the Company in at least two of the immediately preceding five years. Employer contributions are discretionary and are limited annually to the smaller of $30,000 or 15% of compensation. For the year ended December 31, 2002, the expense associated with this plan was $3,706.

The Company also has a cafeteria plan available to its employees.

PUBLIC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 7 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances with one financial institution in Spokane. Such amounts are not insured by the Federal Deposit Insurance Corporation as the amounts are held in a sweep account, attached to a money market account. At December 31, 2002, the Company's cash balances were $112,432. In addition, the Company clears its securities transactions through, and has its securities held by, another broker-dealer, Emmet A. Larkin Company, Inc. At December 31, 2002, Emmet A. Larkin Company, Inc. was holding $276,955 of the Company's securities.

NOTE 8 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of financial condition as of December 31, 2002 is available for examination and copying at the office of the Company and at the Los Angeles, California, Pacific Regional Office of the Commission.

SUPPLEMENTAL INFORMATION

PUBLIC SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2002

TOTAL STOCKHOLDER'S EQUITY	$	381,719
Deductions:		
Haircuts on securities owned and under concentration		(38,489)
Non-allowable assets		(76,010)
NET CAPITAL	$	267,220
AGGREGATE INDEBTEDNESS		
Liabilities	$	147,011
TOTAL AGGREGATE INDEBTEDNESS	$	147,011
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	174,000
Capital in excess of minimum requirement	$	93,220
Excess net capital @ 1500%	$	245,168
Excess net capital @ 1000%	$	252,519
Ratio of aggregate indebtedness to net capital		55.01%
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II (unaudited) Focus Report:	$	323,226
Decrease in deferred tax liability for 2002		628
Decrease in tax liability for 2002		3,334
Increase in accounts payable		(5,000)
Increase in depreciation expense		(10,605)
Adjustment to estimated contingency		(55,000)
Decrease in value of property and equipment		10,605
Miscellaneous adjustment		32
NET CAPITAL	$	267,220



Williams & Webster, P.S.

Certified Public Accountants & Business Consultants

Bank of America Financial Center ♦ 601 W. Riverside, Suite 1940 ♦ Spokane, WA 99201-0611
509-838-5111 Fax: 509-838-5114 ♦ E-mail: wwpcpas@williams-webster.com

Independent Auditor's Report On Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Public Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Public Securities, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Public Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g) (1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve system, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the related practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure and its related practices and procedures, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation to future periods is subject to risk that such may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on 17a-5 (g) under the Securities and Exchange Act of 1934, and should not be used for any other purposes.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington

February 18, 2003

PUBLIC SECURITIES, INC.
Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers"
and
Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

Public Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Public Securities, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefits of the Customers", as stated under exemption rule 153-3 (k) (2) (b).